LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Special Meeting of shareholders of the Company held on Friday, November 14, 2008. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Special Meeting and Information Circular dated October 14, 2008.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted

1.	Authorization for	12,072,985	2,607,201	0	0
	consolidation of the
	Company’s Common
	Shares

2.	Increase of Authorized	10,270,711	4,409,474	0	0
	Post-Consolidation
	Common Shares

3.	Grant proxyholder authority	10,541,158	4,139,028	0	0
	to vote at their discretion on
	other business

Dated this 14th day of November 2008

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs